                       UNITED STATES
            SECURITIES AND EXCHANGE COMMISSION                               -----------------------------------------
                  Washington, D.C. 20549                                                   OMB APPROVAL
                                                                             -----------------------------------------
                       FORM N-17f-2                                          OMB Number:                    3235-0360
                                                                             Expires:                  April 30, 2012
    Certificate of Accounting of Securities and Similar                      Estimated average burden
               Investments in the Custody of                                 hours per response. . . . . . . . . .2.0
              Management Investment Companies                                -----------------------------------------

         Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

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1.    Investment Company Act File Number:                                         Date examination completed:

      811-09253                                                                   December 4, 2009
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2.    State identification Number:
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      AL                 AK                 AZ                 AR                [CA]               CO
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      CT                 DE                 DC                 FL                 GA                HI
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      ID                 IL                 IN                 IA                 KS                KY
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      LA                 ME                 MD                 MA                 MI                MN
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      MS                 MO                 MT                 NE                 NV                NH
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      NJ                 NM                 NY                 NC                 ND                OH
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      OK                 OR                 PA                 RI                 SC                SD
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      TN                 TX                 UT                 VT                 VA                WA
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      WV                 WI                 WY                 PUERTO RICO
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      Other (specify):
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3.    Exact name of investment company as specified in registration statement:

      Wells Fargo Funds Trust
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4.    Address of principal executive office (number, street, city, state, zip code):

      525 Market Street, San Francisco, CA 94105
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INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

INVESTMENT COMPANY

1.    All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

ACCOUNTANT

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

         THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

                                                                SEC 2198 (04-09)

SEC'S COLLECTION OF INFORMATION

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number. Filing of Form N-17f-2 is mandatory for an investment company that has custody of securities or similar investments. Rule 17f-2 under section 17(f) of the Investment Company Act of 1940 requires the investment company to retain an independent public accountant to verify the company's securities and similar investments by actual examination three times during each fiscal year. The accountant must prepare a certificate stating that the examination has occurred and describing the examination, and must transmit the certificate to the Commission with Form N-17f-2 as a cover sheet. The Commission uses the Form to ensure that the certificate is properly attributed to the investment company. The Commission estimates that the burden of completing Form N-17f-2 is approximately 1.0 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form, and any suggestions for reducing this burden. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. Section 3507. Responses to this collection of information will not be kept confidential.

             INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REPORT

To the Board of Trustees
Wells Fargo Funds Trust

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that the Funds of Wells Fargo Funds Trust (the "Funds") as listed in Appendix A, complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the Act) as of February 28, 2009. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was made in accordance with standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of February 28, 2009, and with respect to agreement of security purchases and sales, for the period December 31, 2008, the date of our last examination, through, February 28, 2009.


(1) Inspection of documentation of all securities located in the vault, if any, of Wells Fargo Bank, Minnesota, N.A., the Custodian;

(2) Inspection of documentation of securities held in book entry form by Participant Trust Company, Bankers Trust Company, Bank of New York, Morgan Stanley Trust Company, Depository Trust Company, and the Federal Reserve Bank (the "Depositories");

(3) Inspection of documentation of other securities held in safekeeping by the Custodian but not included in (1) or (2) above and examination of selected security position reconciliations;

(4) Inspection and tests of the security position reconciliations of Wells Fargo Bank, Minnesota, N.A. to the Depositories;

(5) Confirmation of all repurchase agreements and agreement of underlying collateral with brokers;

(6) Confirmation or inspection of documentation of all securities purchased but not received, hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledges and/or transfer agents;

(7) Reconciliation of all such securities to the books and records of the Funds and the Custodian;

(8)  Tests of selected security transactions since the date of our last report

(9) Confirmation of all future agreements, swap contracts, option contracts, and short sales with brokers, as applicable.


We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with the specified requirements.

In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of February 28, 2009, with respect to securities reflected in the investment accounts of the Funds, are fairly stated, in all material respects.

This report is intended solely for the information and use of management, the Board of Trustees of the Funds as listed in Appendix A and the Securities and Exchange Commission, and is not intended to be and should not be used by anyone other than these specified parties.


/s/  KPMG LLP


Philadelphia, Pennsylvania
December 4, 2009

APPENDIX A

WELLS FARGO FUNDS TRUST -

100% Treasury Money Market Fund
Cash Investment Money Market Fund
Government Money Market Fund
Money Market Fund
Money Market Trust Fund
Overland Express Sweep Fund
Prime Investment Money Market Fund
Treasury Plus Money Market Fund
California Tax-Free Money Market Fund
California Tax-Free Money Market Trust Fund
Minnesota Money Market Fund
National Tax-Free Money Market Trust Fund
National Tax-Free Money Market Fund
Heritage Money Market Fund
Municipal Money Market Fund
* Wealthbuilder Tactical Equity Portfolio
* Wealthbuilder Equity Portfolio
* Wealthbuilder Growth Balanced Portfolio
* Wealthbuilder Conservative Allocation
* Wealthbuilder Growth Allocation
* Wealthbuilder Moderate Balanced
* Income Plus Fund
* Short Duration Government Fund
* Government Securities Fund
* Ultra Short Term Income Fund
* Short-Term High Yield Bond Fund
* Strategic Income Fund
* High Income Fund
* Short-Term Bond Fund
* California Tax-Free Fund
* California Limited Term Tax-Free Fund
* Colorado Tax-Free Fund
* Minnesota Tax-Free Fund
* Intermediate Tax-Free Fund
* Ultra Short-Term Municipal Income Fund
* Wisconsin Tax-Free Bond Fund
* Municipal Bond Fund
* Short-Term Municipal Bond Fund

* Examination was performed without prior notice to management.

December 4, 2009

KPMG LLP
1601 Market Street
Philadelphia, PA 19103

RE: Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

Ladies and Gentlemen:

We, as members of management of Wells Fargo Funds Trust, as listed in Appendix A, (the "Funds"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of February 28, 2009, and for the period from December 31, 2008 through February 28, 2009.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of February 28, 2009, and for the period from December 31, 2008 through February 28, 2009, with respect to securities reflected in the investment accounts.


Sincerely,

/s/ Karla M. Rabusch
---------------------------------
Karla M. Rabusch, PRESIDENT
Wells Fargo Funds Trust


/s/ Jeremy DePalma
---------------------------------
Jeremy DePalma, TREASURER
Wells Fargo Funds Trust


/s/ David Berardi
---------------------------------
David Berardi, TREASURER
Wells Fargo Funds Trust

APPENDIX A

WELLS FARGO FUNDS TRUST -

100% Treasury Money Market Fund
Cash Investment Money Market Fund
Government Money Market Fund
Money Market Fund
Money Market Trust Fund
Overland Express Sweep Fund
Prime Investment Money Market Fund
Treasury Plus Money Market Fund
California Tax-Free Money Market Fund
California Tax-Free Money Market Trust Fund
Minnesota Money Market Fund
National Tax-Free Money Market Trust Fund
National Tax-Free Money Market Fund
Heritage Money Market Fund
Municipal Money Market Fund
* Wealthbuilder Tactical Equity Portfolio
* Wealthbuilder Equity Portfolio
* Wealthbuilder Growth Balanced Portfolio
* Wealthbuilder Conservative Allocation
* Wealthbuilder Growth Allocation
* Wealthbuilder Moderate Balanced
* Income Plus Fund
* Short Duration Government Fund
* Government Securities Fund
* Ultra Short Term Income Fund
* Short-Term High Yield Bond Fund
* Strategic Income Fund
* High Income Fund
* Short-Term Bond Fund
* California Tax-Free Fund
* California Limited Term Tax-Free Fund
* Colorado Tax-Free Fund
* Minnesota Tax-Free Fund
* Intermediate Tax-Free Fund
* Ultra Short-Term Municipal Income Fund
* Wisconsin Tax-Free Bond Fund
* Municipal Bond Fund
* Short-Term Municipal Bond Fund


* Examination was performed without prior notice to management.